Exhibit 99.2

First Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31
	Note	2013	2012
			Note 3

Revenues	8(c)	$1,015	$1,211
Mine operating costs
Production costs	5	(503)	(489)
Depreciation and depletion	6(g) & 8	(150)	(141)
		(653)	(630)
Earnings from mine operations		362	581
Exploration and evaluation costs	6(c)	(13)	(19)
Share of net earnings from associates	7	37	14
Corporate administration		(66)	(72)
Earnings from operations and associates	8	320	504
Losses on securities, net	11(b)	(3)	(5)
Gains on derivatives, net	11(a)	49	55
Finance costs		(10)	(6)
Other income		3	14
Earnings before taxes		359	562
Income taxes	10 & 11(d)(iii)	(50)	(83)
Net earnings attributable to shareholders of Goldcorp Inc.		$309	$479
Net earnings per share
Basic	13	$0.38	$0.59
Diluted	13	0.33	0.51

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2013	2012
			Note 3

Net earnings attributable to shareholders of Goldcorp Inc.		$309	$479
Other comprehensive (loss) income, net of tax	11(b)
Items that may be reclassified subsequently to net earnings:
Mark-to-market (losses) gains on available-for-sale securities		(34)	12
Reclassification adjustment for impairment losses included in net earnings		4	5
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings		(1)	-
		$(31)	$17
Total comprehensive income attributable to shareholders of Goldcorp Inc.		$278	$496

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2013	2012
			Note 3

Operating Activities
Net earnings		$309	$479
Adjustments for:
Dividends from associate	7(f)	21	-
Reclamation expenditures		(3)	(5)
Losses on securities, net	11(b)	3	5
Items not affecting cash:
Depreciation and depletion	6(g) & 8	150	141
Share of net earnings of associates	7	(37)	(14)
Share-based compensation expense	12	18	28
Unrealized gains on derivatives, net	11(a)	(49)	(55)
Accretion of reclamation and closure cost obligations		5	4
Deferred income tax recovery	10	(83)	(151)
Other		5	(2)
Change in working capital	14	(45)	(91)
Net cash provided by operating activities		294	339
Investing Activities
Expenditures on mining interests	8(e)	(479)	(537)
Deposits on mining interests expenditures		(54)	(50)
Interest paid	6(b), 8(e) & 9	(9)	(9)
Purchases of money market securities and other investments	11(d)(ii) & 14	(553)	(14)
Proceeds from sales of securities and other investments, net		8	273
Other		1	8
Net cash used in investing activities		(1,086)	(329)
Net cash provided by investing activities of discontinued operations	14	8	5
Financing Activities
Debt borrowings, net of borrowing costs	9	1,481	-
Borrowings from associate	11(d)(ii)	131	-
Common shares issued, net of issue costs		-	6
Dividends paid to shareholders	13	(122)	(109)
Net cash provided by (used in) financing activities		1,490	(103)
Effect of exchange rate changes on cash and cash equivalents		-	-
Increase (decrease) in cash and cash equivalents		706	(88)
Cash and cash equivalents, beginning of period		757	1,458
Cash and cash equivalents, end of period	14	$1,463	$1,370

Supplemental cash flow information (note 14)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars – Unaudited)

	Note	March 31 2013	December 31 2012	January 1 2012
			Note 3	Note 3
Assets
Current assets
Cash and cash equivalents	14	$1,463	$757	$1,458
Money market investments	11(d)(ii)	551	-	272
Accounts receivable	11(a)	454	567	403
Inventories and stockpiled ore		749	696	550
Notes receivable		5	5	40
Other		218	170	88
		3,440	2,195	2,811
Mining interests
Owned by subsidiaries	6	24,289	23,902	22,249
Investments in associates	6 & 7	2,693	2,663	1,940
	6	26,982	26,565	24,189
Goodwill		1,737	1,737	1,737
Investments in securities		126	162	207
Notes receivable		28	37	42
Deposits on mining interests expenditures		121	95	73
Other		198	188	87
Total assets	8	$32,632	$30,979	$29,146
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$785	$830	$545
Income taxes payable		154	101	32
Derivative liabilities	11(a)	70	68	65
Other	11(d)(ii)	201	69	39
		1,210	1,068	681
Deferred income taxes		5,344	5,434	5,442
Long-term debt	9	2,275	783	737
Derivative liabilities	11(a)	36	79	237
Provisions		495	500	355
Income taxes payable		60	62	113
Other		113	124	96
Total liabilities	8	9,533	8,050	7,661
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,131	17,117	16,992
Investment revaluation reserve		20	51	43
Retained earnings		5,735	5,548	4,237
		22,886	22,716	21,272
Non-controlling interests		213	213	213
Total equity		23,099	22,929	21,485
Total liabilities and equity		$32,632	$30,979	$29,146

Commitments and contingencies (notes 11(d)(ii) & 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2013	811,519	$16,865	$252	$51	$5,548	$22,716	$213	$22,929
Total comprehensive income
Net earnings	-	-	-	-	309	309	-	309
Other comprehensive loss	-	-	-	(31)	-	(31)	-	(31)
	-	-	-	(31)	309	278	-	278
Stock options exercised and restricted share units vested (notes 12(a) & (b))	467	23	(23)	-	-	-	-	-
Share-based compensation expense (note 12(c))	-	-	14	-	-	14	-	14
Dividends (note 13)	-	-	-	-	(122)	(122)	-	(122)
At March 31, 2013	811,986	$16,888	$243	$20	$5,735	$22,886	$213	$23,099

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2012	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485
Total comprehensive income
Net earnings	-	-	-	-	479	479	-	479
Other comprehensive income	-	-	-	17	-	17	-	17
	-	-	-	17	479	496	-	496
Stock options exercised and restricted share units vested (notes 12(a) & (b))	331	15	(9)	-	-	6	-	6
Share-based compensation expense (note 12(c))	-	-	24	-	-	24	-	24
Dividends (note 13)	-	-	-	-	(109)	(109)	-	(109)
At March 31, 2012	810,272	$16,808	$214	$60	$4,607	$21,689	$213	$21,902

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At March 31, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina (note 3); the Marigold (66.7% interest) and Wharf gold mines in the United States; and the Pueblo Viejo gold/silver/copper mine (40% interest) in the Dominican Republic (note 15(a)).

The Company’s significant development projects at March 31, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile, the Camino Rojo gold/silver project in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 32.0% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”) in Mexico, and a 39.8% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

2.	BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim  Financial  Reporting  (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2013. Those new and revised IFRSs that had a significant impact on the Company’s unaudited condensed interim consolidated financial statements are described in note 3. Note 3 includes reconciliations of the Company’s unaudited condensed interim consolidated balance sheets, consolidated statements of earnings, consolidated statements of comprehensive income and consolidated statements of cash flows for the 2012 comparative periods which were previously disclosed in the Company’s unaudited condensed interim consolidated financial statements.

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the

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First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The Company’s interim results are not necessarily indicative of its results for a full year.

Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at March 31, 2013 were as follows:

Direct parent company (mine site and operating segment) (note 8)	Location	Ownership interest	Mining properties and development projects owned (note 6)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo and Noche Buena projects

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine

Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project

Intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated.

These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method:

Associates (note 7)	Location	Ownership interest	Mining properties and development projects owned (note 6)

Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine (note 3)

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo mine (note 15(a))

Primero Mining Corp.	Mexico	32.0%	San Dimas mine

Tahoe Resources Inc.	Guatemala	39.8%	Escobal

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First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates to conform the significant accounting policies used in their preparation to those used by the Company.

3.	CHANGES IN ACCOUNTING POLICIES

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these unaudited condensed interim consolidated financial statements and the Company has restated the 2012 comparative periods, where applicable, accordingly.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special  Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial  Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure  of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and  Joint Ventures.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively.

The Company has accounted for this change in consolidation retrospectively using the transitional requirements of IFRS 10 and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in these unaudited condensed interim consolidated financial statements is as follows:

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First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Condensed Interim Consolidated Balance Sheets:

At January 1, 2012
	As previously reported	Adjusted	As presented
Current assets	$2,950	$(139)	$2,811
Mining interests – Owned by subsidiaries	22,673	(424)	22,249
Mining interests – Investments in associates	1,536	404	1,940
Other non-current assets	2,215	(69)	2,146
Total assets	$29,374	$(228)	$29,146
Total liabilities	$(7,889)	$228	$(7,661)
Net assets	$21,485	$-	$21,485

At December 31, 2012
	As previously reported	Adjusted	As presented
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in associates	2,088	575	2,663
Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(233)	$30,979
Total liabilities	$(8,283)	$233	$(8,050)
Net assets	$22,929	$-	$22,929
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income:
For the three months ended March 31, 2012
	As previously reported	Adjusted	As presented
Revenues	$1,349	$(138)	$1,211
Earnings from mine operations	632	(51)	581
Share of net (losses) earnings of associates	(22)	36	14
Earnings before taxes	577	(15)	562
Net earnings	$479	$-	$479
Other comprehensive income, net of tax	17	-	17
Total comprehensive income	$496	$-	$496

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First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Condensed Interim Consolidated Statement of Cash Flows:

For the three months ended March 31, 2012
	As previously reported	Adjusted	As presented
Net earnings	$479	$-	$479
Share of net losses (earnings) of associates	22	(36)	(14)
Other	(179)	53	(126)
Net cash provided by operating activities	$322	$17	$339
Net cash used in investing activities	$(327)	$3	$(324)
Net cash used in financing activities	$(103)	$-	$(103)

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s unaudited condensed interim consolidated financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

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FIrst Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

4.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments  (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	PRODUCTION COSTS

Three months ended March 31	2013	2012
Raw materials and consumables	$281	$226
Salaries and employee benefits (a )	127	112
Contractors	95	83
Royalties	20	22
Change in inventories (b )	(50)	16
Other	30	30
	$503	$489

(a)	Excludes $26 million (2012 – $16 million) of salaries and employee benefits included in corporate administration expense.

(b)

The change in inventories represents an increase in finished goods inventories of $22 million, an increase of $10 million in stockpiled ore, and an increase of $18 million in work-in-process inventories (2012 – a decrease of $27 million, a decrease of $7 million, and an increase of $18 million, respectively).

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First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

6.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h )( i)	Investments in associates	Total

Cost

At January 1, 2013 (note 3)	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370

Expenditures on mining interests (b )( c)	165	137	-	206	14	522

Share of net earnings of associates	-	-	-	-	37	37

Dividends from associate (note 7(f))	-	-	-	-	(21)	(21)

Transfers and other movements (f)	24	295	(310)	29	-	38

At March 31, 2013	7,584	6,960	8,196	4,513	2,693	29,946

Accumulated depreciation and depletion

At January 1, 2013 (note 3)	(1,942)	-	-	(863)		(2,805)

Depreciation and depletion (g )	(90)	-	-	(74)		(164)

Transfers and other movements (f)	(5)	-	-	10		5

At March 31, 2013	(2,037)	-	-	(927)		(2,964)

Carrying amount – March 31, 2013	$5,547	$6,960	$8,196	$3,586	$2,693	$26,982

	Mining properties
	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h )( i)	Investments in associates (d)(e)	Total
Cost

At January 1, 2012 (note 3)	$6,604	$5,682	$8,821	$3,339	$1,940	$26,386

Expenditures on mining interests (b )( c)	642	624	-	721	514	2,501

Share of net earnings of associates (d )( e)	-	-	-	-	210	210

Transfers and other movements (f )	149	222	(315)	218	(1)	273

At December 31, 2012 (note 3)	7,395	6,528	8,506	4,278	2,663	29,370

Accumulated depreciation and depletion

At January 1, 2012 (note 3)	(1,581)	-	-	(616)		(2,197)

Depreciation and depletion (g )	(356)	-	-	(294)		(650)

Transfers and other movements (f )	(5)	-	-	47		42

At December 31, 2012 (note 3)	(1,942)	-	-	(863)		(2,805)

Carrying amount – December 31, 2012	$5,453	$6,528	$8,506	$3,415	$2,663	$26,565

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First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h )( i)	March 31 2013	December 31 2012 (note 3)	January 1 2012 (note 3)
Red Lake (j)	$676	$937	$734	$475	$2,822	$2,786	$2,592
Porcupine	318	61	-	142	521	512	442
Musselwhite	174	4	112	237	527	519	467
Éléonore (b )	-	1,324	-	501	1,825	1,704	1,235
Peñasquito (b )( j)	3,089	788	5,590	1,240	10,707	10,676	10,488
Los Filos	583	23	-	176	782	755	733
El Sauzal	56	-	-	13	69	76	101
Marlin	461	64	35	163	723	739	725
Cerro Blanco	-	170	-	7	177	175	129
Cerro Negro (a)(b)	-	2,302	1,527	437	4,266	4,125	3,670
Marigold	166	17	-	81	264	248	222
Wharf	24	-	-	17	41	41	36
El Morro (b)	-	1,270	112	17	1,399	1,383	1,272
Corporate and Other (k )	-	-	86	80	166	163	137
	$5,547	$6,960	$8,196	$3,586	$24,289	$23,902	$22,249
Investments in associates
Alumbrera (note 3)					563	575	404
Pueblo Viejo					1,593	1,546	1,052
Primero (d)( [e] )					201	197	100
Tahoe					336	345	384
					2,693	2,663	1,940
					$26,982	$26,565	$24,189

(a)

Argentina’s current inflationary and foreign exchange rate environment was evaluated as at March 31, 2013. A key assumption in Cerro Negro’s current life of mine after-tax cash flow projections is that inflation would be offset by a devaluation of the Argentine pesos following production start-up. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continues, without a commensurate change in the foreign exchange rate, the impact on the estimated recoverable amount of Cerro Negro could be adversely impacted.

(b)	Includes capitalized borrowing costs incurred during the three months ended March 31 as follows:

	2013	2012
Éléonore	$4	$3
Camino Rojo (j)	2	2
Cerro Negro	8	6
El Morro	3	4
	$17	$15

The amounts capitalized were determined by applying the weighted average cost of borrowings during the three months ended March 31, 2013 and 2012 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests.

GOLDCORP    |  13

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(c)

During the three months ended March 31, 2013, the Company incurred $37 million (2012 – $63 million) in exploration and evaluation expenditures, of which $24 million (2012 – $44 million) have been capitalized and included in expenditures on mining interests. The remaining $13 million of expenditures (2012 – $19 million) were expensed.

(d)

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million in respect of the Company’s equity investment in Primero, primarily due to an increase in Primero’s quoted market price in 2012. The Company had previously recognized a $65 million impairment expense during the year ended December 31, 2011.

(e)

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for total proceeds of C$44 million ($45 million) and recognized a gain of $12 million, net of selling costs of $2 million. Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

(f)

Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(g)

Depreciation and depletion expensed for the three months ended March 31, 2013 was $150 million (2012 – $141 million) as compared to total depreciation and depletion of $164 million (2012 – $143 million) due to the capitalization of depreciation of $12 million (2012 – $12 million) relating to development projects, and movements in amounts allocated to work-in-progress inventories of $2 million (2012 – ($10) million). Depletion expense for the three months ended March 31, 2013 included $3 million (2012 – $2 million) of depletion expense relating to the Company’s reclamation assets.

(h)

At March 31, 2013, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $912 million (December 31, 2012 – $771 million; January 1, 2012 – $453 million).

(i)	At March 31, 2013, finance leases included in the carrying amount of plant and equipment amounted to $82 million (December 31, 2012 – $86 million; January 1, 2012 – $2 million).

(j)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito mining property and Red Lake mining property, respectively.

(k)	Corporate and other includes exploration properties in Mexico with a carrying value as at March 31, 2013 of $86 million (December 31, 2012 – $86 million; January 1, 2012 – $86 million).

GOLDCORP    |  14

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

7.	INVESTMENTS IN ASSOCIATES

At March 31, 2013, the Company has a 37.5% interest in Alumbrera(a) (f) (note 3), a 40% interest in Pueblo Viejo(a)(b) (note 15(a)), a 32.0% interest in Primero(a) (c) (g) and a 39.8% interest in Tahoe(a)( c ) which are accounted for using the equity method and the Company adjusts each associate’s financial results where appropriate to give effect to uniform accounting policies. Summarized financial information of Alumbrera, Pueblo Viejo, Primero, and Tahoe on a 100% basis and reflecting adjustments made by the Company including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

	Three months ended March 31, 2013
	Alumbrera	Pueblo Viejo	Other	Total
Revenues	$247	$278	$46	$571
Production costs	(150)	(91)	(22)	(263)
Depreciation and depletion	(40)	(26)	(11)	(77)
Earnings from mine operations	$57	$161	$13	$231
Net earnings (losses) of associates	$24	$82	$(9)	$97
The Company’s equity share of net earnings (losses) of associates	$9	$33	$(5)	$37

	Three months ended March 31, 2012
	Alumbrera	Pueblo Viejo	Other	Total
Revenues	$369	$-	$7	$376
Production costs	(186)	-	(3)	(189)
Depreciation and depletion	(47)	-	(2)	(49)
Earnings from mine operations	$136	$-	$2	$138
Net earnings (losses) of associates	$95	$2	$(9)	$88
The Company’s share of earnings (losses) of associates	$36	$1	$(4)	$33
Impairment expense of investment in associate	-	-	(19)	(19)
The Company’s equity share of net earnings (losses) of associates	$36	$1	$(23)	$14

GOLDCORP    |  15

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

As at March 31, 2013
	Alumbrera	Pueblo Viejo
Current assets	$826	$405
Non-current assets	1,278	6,924
	2,104	7,329
Current liabilities	262	2,319
Non-current liabilities	342	1,027
	604	3,346
Net assets	$1,500	$3,983
The Company’s equity share of net assets of associates	$563	$1,593

As at December 31, 2012
	Alumbrera	Pueblo Viejo (d)
Current assets	$887	$259
Non-current assets	1,268	6,977
	2,155	7,236
Current liabilities	286	287
Non-current liabilities	336	3,085
	622	3,372
Net assets	$1,533	$3,864
The Company’s equity share of net assets of associates	$575	$1,546

As at January 1, 2012
	Alumbrera	Pueblo Viejo
Current assets	$370	$116
Non-current assets	1,315	4,721
	1,685	4,837
Current liabilities	241	213
Non-current liabilities	367	1,995
	608	2,208
Net assets	$1,077	$2,629
The Company’s equity share of net assets of associates	$404	$1,052

The Company’s equity share of cash flows of Alumbrera, Pueblo Viejo, Primero and Tahoe are as follows:

	Three months ended March 31, 2013
	Alumbrera	Pueblo Viejo	Other	Total
Net cash provided by operating activities	$65	$37	$7	$109
Net cash used in investing activities (e)	$(119)	$(34)	$(21)	$(174)
Net cash (used in) provided by financing activities	$(21)	$12	$(7)	$(16)

GOLDCORP    |  16

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Three months ended March 31, 2012
	Alumbrera	Pueblo Viejo	Other	Total

Net cash used in operating activities	$(17)	$(33)	$-	$(50)

Net cash used in investing activities (e)	$(3)	$(98)	$(8)	$(109)

Net cash provided by (used in) financing activities	$-	$137	$(3)	$134

	Alumbrera	Pueblo Viejo	Other	Total
Opening net assets of the Company’s investments in associates at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments, net of distributions (note 6)	-	14	-	14
Dividends from associate (f)	(21)	-	-	(21)
Company’s share of net earnings (losses) of associates	9	33	(5)	37
Carrying value of the Company’s investment in associates at March 31, 2013	$563	$1,593	$537	$2,693

	Alumbrera	Pueblo Viejo	Other	Total
Opening net assets of the Company’s investments in associates at January 1, 2012	$404	$1,052	$484	$1,940
Expenditures and investments, net of distributions (note 6)	8	506	-	514
Ownership interest in associates acquired in the year (note 6(e))	-	-	30	30
Partial disposition of investment in associate (note 6(e))	-	-	(31)	(31)
Impairment expense reversal of investment in associate (note 6(d))	-	-	65	65
Company’s share of net earnings (losses) of associates (d)	163	(12)	(6)	145
Carrying value of the Company’s investment in associates at December 31, 2012	$575	$1,546	$542	$2,663

(a)

At March 31, 2013, the Company’s share of associates’ commitments was $85 million (December 31, 2012 – $92 million; January 1, 2012 – $331 million). These commitments are included in the Company’s consolidated commitments.

(b)	On January 8, 2013, the Company announced commercial production at the Pueblo Viejo mine.

(c)	The quoted market values of the Company’s investments in Primero and Tahoe at March 31, 2013 was $208 million and $1.0 billion, respectively, based on the closing share prices.

(d)	During the year ended December 31, 2012, Pueblo Viejo recognized an impairment expense of $35 million, net of tax (Goldcorp’s share – $14 million), in respect of certain power assets.

(e)	Net cash used in investing activities represents expenditures on mining interests.

(f)	During the three months ended March 31, 2013, the Company received dividends of $21 million (2012 – $nil) from Alumbrera.

(g)

On December 13, 2012, Primero announced its intention to acquire 100% of the issued and outstanding shares of Cerro Resources NL (“Cerro”). Cerro holds a 69% interest in the feasibility stage Cerro del Gallo project in Mexico. The remaining 31% of the Cerro del Gallo project is held by the Company. Upon completion of the transaction, the Company would hold a direct and indirect holding of approximately 53% in the project.

GOLDCORP    |  17

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

8.	SEGMENTED INFORMATION

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (c )	Depreciation and depletion	Earnings (loss) from operations and associates (d ) (f) ( g)	Expenditures on mining interests (e)
	Three months ended March 31, 2013

Red Lake (a )	$221	$27	$126	$65

Porcupine	104	13	37	22

Musselwhite	90	11	30	19

Éléonore	-	-	-	112

Peñasquito (a )	253	38	24	48

Los Filos	128	15	65	42

El Sauzal	26	6	4	1

Marlin	124	31	41	18

Cerro Blanco	-	-	-	3

Alumbrera (2) (note 3)	-	-	9	-

Cerro Negro (h )	-	-	-	132

Marigold	51	6	18	22

Wharf	18	1	8	1

El Morro	-	-	-	16

Pueblo Viejo (2)	-	-	33	14

Other (b )	-	2	(75)	7

Consolidated segment total	$1,015	$150	$320	$522

Alumbrera (1)(2)	$93	$15	$12	$21
Pueblo Viejo (1)(2)	111	10	31	23

Attributable segment total (1)	$1,219	$175	$363	$566

(1)	The Company reports certain non-GAAP performance measures including Alumbrera and Pueblo Viejo on a proportionate basis instead of equity basis.

(2)	The net total of expenditures on mining interests for Alumbrera and Pueblo Viejo represent expenditures on mining interests on a proportionate basis instead of equity basis.

GOLDCORP    |  18

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Revenues (c )	Depreciation and depletion	Earnings (loss) from operations and associates (d )( f)( [g] )	Expenditures on mining interests (e )
	Three months ended March 31, 2012

Red Lake (a)	$195	$18	$112	$61

Porcupine	103	13	39	22

Musselwhite	94	10	31	19

Éléonore	-	-	-	87

Peñasquito (a )	419	50	169	72

Los Filos	141	11	86	17

El Sauzal	35	9	13	3

Marlin	145	21	78	23

Cerro Blanco	-	-	-	12

Alumbrera (2) (note 3)	-	-	36	-

Cerro Negro (h )	-	-	-	52

Marigold	45	4	22	10

Wharf	34	1	18	1

El Morro	-	-	-	28

Pueblo Viejo (2)	-	-	1	138

Other (b )	-	4	(101)	7

Consolidated segment total	$1,211	$141	$504	$552

Alumbrera (1)(2)	$138	$17	$15	$3

Pueblo Viejo (1)(2)	-	-	(1)	(57)

Attributable segment total (1)	$1,349	$158	$518	$498

(1)	The Company reports certain non-GAAP performance measures including Alumbrera and Pueblo Viejo on a proportionate basis instead of equity basis.

(2)	The net total of expenditures on mining interests for Alumbrera and Pueblo Viejo represent expenditures on mining interests on a proportionate basis instead of equity basis.

GOLDCORP    |  19

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	Total Assets
	At March 31 2013	At December 31 2012	At January 1 2012

Red Lake (a)	$3,577	$3,477	$3,039

Porcupine	561	552	483

Musselwhite	559	550	488

Éléonore	1,939	1,808	1,269

Peñasquito (a )	11,685	11,790	11,363

Los Filos	1,402	1,223	1,226

El Sauzal	138	140	222

Marlin	859	872	1,159

Cerro Blanco	181	180	133

Alumbrera (note 3)	563	575	404

Cerro Negro (h )	5,491	5,312	4,732

Marigold	371	356	324

Wharf	73	83	105

El Morro	1,438	1,395	1,292

Pueblo Viejo	1,593	1,546	1,052

Other (b )	2,202	1,120	1,855

Total	$32,632	$30,979	$29,146

	Total Liabilities
	At March 31 2013	At December 31 2012	At January 1 2012

Red Lake (a)	$95	$124	$95

Porcupine	252	259	173

Musselwhite	80	93	81

Éléonore	484	492	392

Peñasquito (a )	2,916	3,011	2,947

Los Filos	144	116	103

El Sauzal	60	60	60

Marlin	112	115	97

Cerro Blanco	2	3	5

Alumbrera (note 3)	-	-	-

Cerro Negro (h )	1,542	1,362	1,203

Marigold	70	71	71

Wharf	38	39	51

El Morro	446	468	448

Pueblo Viejo	-	-	-

Other (b )	3,292	1,837	1,935

Total	$9,533	$8,050	$7,661

GOLDCORP    |  20

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)

Other includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at March 31, 2013 were $1,579 million and $3,292 million, respectively (December 31, 2012 – $492 million and $1,837 million, respectively; January 1, 2012 – $1,285 million and $1,935 million, respectively). At March 31, 2013, exploration properties in Mexico had total assets and total liabilities with carrying values of $86 million and $nil, respectively (December 31, 2012 – $86 million and $nil, respectively; January 1, 2012 – $86 million and $nil, respectively).

(c)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s revenues (excluding attributable share of revenues from associates) for the three months ended March 31 are as follows:

	2013	2012
Gold	$823	$887
Silver	138	232
Copper	3	-
Zinc	36	58
Lead	15	34
	$1,015	$1,211

(d)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(e)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended March 31, 2013, the change in accrued expenditures and investment tax credits was an increase of $27 million (2012 – increase of $7 million).

(f)

The $39 million of net income (2012 – $58 million) which reconciles the Company’s total earnings from operations and associates of $320 million (2012 – $504 million) to the Company’s net earnings before tax of $359 million (2012 – $562 million) primarily arose from corporate activities and would be primarily allocated to the Other reportable operating segment.

(g)

The attributable segment total of earnings (loss) from operations and associates eliminates certain non-operating expenses/(income) which are included in Alumbrera and Pueblo Viejo’s net equity earnings on a consolidated basis.

(h)

In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations have subjected the Company to delays in the project schedule.

GOLDCORP    |  21

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

9.	DEBT FINANCING

	At March 31 2013	At December 31 2012	At January 1 2012
$1.5 billion notes (a)	$1,480	$-	$-
$863 million convertible senior notes (b)	795	783	737
	$2,275	$783	$737

(a)

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year notes (“5-year Notes”) with a coupon rate of 2.125% and $1.0 billion of 10-year notes (“10-year Notes”) with a coupon rate of 3.70% (collectively, the “Notes” or the “Company’s Notes”) which mature on March 15, 2018 and March 15, 2023, respectively. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received total proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity. The 5-year Notes and the 10-year Notes will be accreted to face value over the term of the Notes using an annual effective interest rate of 2.34% and 3.82%, respectively.

(b)

On June 5, 2009, the Company issued convertible senior notes (“the Convertible Notes”) with an aggregate principal amount of $863 million. The Convertible Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Convertible Notes may convert the Convertible Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Convertible Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of the Convertible Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Convertible Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The option to settle in cash upon conversion results in the conversion feature of the Convertible Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings (notes 11(a) & 11(c)(ii)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Convertible Notes and the fair value of the conversion feature, and is accreted to the face value of the Convertible Notes over the term of the Convertible Notes using an annual effective interest rate of 8.57%.

Of the $16 million of interest incurred on the Company’s Notes and the Convertible Notes for the three months ended March 31, 2013 (2012 – $15 million), which includes $12 million of accretion (2012 – $11 million), $16 million has been capitalized as part of the costs of qualifying mining properties (2012 – $15 million) (note 6(b)).

GOLDCORP    |  22

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

10.	INCOME TAXES

Three months ended March 31	2013	2012
Current income tax expense	$ 133	$ 234
Deferred income tax recovery	(83)	(151)
Income taxes	$ 50	$ 83

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

Three months ended March 31	2013	2012
Earnings before taxes	$ 359	$ 562
Canadian federal and provincial income tax rates	25.0%	25.0%
Income tax expense based on Canadian federal and provincial income tax rates	90	141
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities (note 11(d)(iii))	(17)	(55)
Other impacts of foreign exchange (note 11(d)(iii))	(6)	-
Non-deductible expenditures	4	8
Effects of different foreign statutory tax rates on earnings of subsidiaries	(2)	10
Non-taxable mark-to-market gains on Convertible Notes (note 11(a))	(8)	(13)
Impact of Mexican inflation on tax values	(9)	(7)
Other	(2)	(1)
	$ 50	$ 83

GOLDCORP    |  23

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

11.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL (note 11(c)(ii)) are as follows:

	At March 31 2013	At December 31 2012	At January 1 2012

Current derivative assets (1)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$55	$42	$20

Investments in warrants	-	-	1

	$55	$42	$21

Current derivative liabilities

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$(33)	$(30)	$(28)

Non-financial contract to sell silver to Silver Wheaton (i)	(37)	(38)	(37)

	$(70)	$(68)	$(65)

Non-current derivative liabilities

Non-financial contract to sell silver to Silver Wheaton (i )	$(11)	$(22)	$(53)

Conversion feature of Convertible Notes (notes 9 & 11(c)(ii))	(25)	(57)	(184)

	$(36)	$(79)	$(237)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL (note 11(c)(ii)) by the Company as follows:

	At March 31 2013	At December 31 2012	At January 1 2012

Arising from sales of metal concentrates – classified as at FVTPL	$147	$298	$249

Not arising from sales of metal concentrates – classified as loans and receivables	307	269	154

Accounts receivable	$454	$567	$403

The net gains on derivatives for the three months ended March 31 were comprised of the following:

	2013	2012

Realized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$ 5	$ 5

Non-financial contract to sell silver to Silver Wheaton (i)	(5)	(5)

	-	-

Unrealized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	9	15

Investments in warrants	-	(1)

Non-financial contract to sell silver to Silver Wheaton (i )	7	(11)

Conversion feature of Convertible Notes	33	52

	49	55

	$ 49	$ 55

GOLDCORP    |  24

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(i)	Non-financial contract to sell silver to Silver Wheaton Corporation (“Silver Wheaton”)

At March 31, 2013, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $48 million (December 31, 2012 – $60 million; January 1, 2012 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $28.35 to $28.64 per ounce (December 31, 2012 – $30.24 to $30.42 per ounce; January 1, 2012 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. The remaining total ounces to be delivered by the Company as at March 31, 2013 were 2.0 million ounces (December 31, 2012 – 2.4 million ounces; January 1, 2012 – 3.9 million ounces).

(b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities (included in other current assets) and investment in securities (classified as non-current assets) are designated as available-for-sale. The unrealized (losses) gains on available-for-sale investments recognized in other comprehensive (loss) income (“OCI”) for the three months ended March 31 were as follows:

	2013	2012

Mark-to-market (losses) gains on available-for-sale securities	$(38)	$14

Deferred tax recovery (expense) in OCI	4	(2)

Unrealized (losses) gains on equity securities, net of tax	(34)	12

Reclassification adjustment for impairment losses included in net earnings, net of tax of $1 million (2012 – $nil)	4	5

Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings, net of tax recovery of $1 million	(1)	-

	$(31)	$17

At March 31, 2013, the Company recognized a net loss of $3 million (2012 – $5 million) on the Company’s available-for-sale equity securities which was comprised of an impairment expense of $5 million (2012 – $5 million) recognized in respect of certain of the Company’s equity securities, and a $2 million gain (2012 – $nil) recognized on disposition of certain marketable securities.

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At March 31, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis are categorized as follows:

GOLDCORP    |  25

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

	March 31, 2013		December 31, 2012		January 1, 2012
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 14)	$1,463	$-	$757	$-	$1,458	$-
Marketable securities (1)	3	-	12	-	15	-
Accounts receivable arising from sales of metal concentrates (note 11(a))	-	147	-	298	-	249
Investments in warrants	-	-	-	-	1	-
Investments in equity securities	126	-	162	-	207	-
Current derivative assets (note 11(a))	-	55	-	42	-	21
Current derivative liabilities (note 11(a))	-	(70)	-	(68)	-	(65)
Non-current derivative liabilities:
Non-financial contract to sell silver to Silver Wheaton (note 11(a))	-	(11)	-	(22)	-	(53)
Conversion feature of Convertible Notes (note 11(a))	-	(25)	-	(57)	-	(184)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.

At March 31, 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between level 1 and level 2 during the three months ended March 31, 2013.

At March 31, 2013, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as level 3 in the fair value hierarchy above (December 31, 2012 – $nil; January 1, 2012 – $nil).

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

Current derivative assets and liabilities:

The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts and the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are priced using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton:

The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital (note 11(a)(i)).

GOLDCORP    |  26

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

Conversion feature of convertible senior notes:

The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Company’s Convertible Notes at the balance sheet date, which are traded in an active market (notes 9 & 11(a)).

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheets

At March 31, 2013, the carrying amounts of accounts receivable not arising from sales of metal concentrates, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

$1.5 billion notes:

The initial recognition amount of the Company’s Notes has been accreted from March 20, 2013 to March 31, 2013 based on an annual effective interest rate of 2.34% and 3.82% for the 5-year Notes and 10-year Notes, respectively (note 9). At March 31, 2013, the carrying amount of the Notes was $1.48 billion, which includes $1.5 million of accrued interest payable included in accounts payable and accrued liabilities. As the Company’s Notes were issued on March 20, 2013, the carrying value of the Company’s Notes represents the approximate fair value at March 31, 2013.

Convertible senior notes:

The initial recognition amount of the liability component of the Company’s Convertible Notes has been accreted from June 5, 2009 to March 31, 2013 based on an annual effective interest rate of 8.57% (note 9). At March 31, 2013, the fair value of the liability component of the Company’s Convertible Notes calculated using the closing price of the Convertible Notes at March 31, 2013 and bifurcating the fair value of the conversion option, was $875 million, compared to a carrying amount of $795 million, which includes $4 million of accrued interest payable included in accounts payable and accrued liabilities at March 31, 2013.

Primero 5-year Promissory Note:

The Primero 5-year Promissory Note has been accreted during the three months ended March 31, 2013 based on an annual effective interest rate of 5.50%. Management estimates the market interest rate on similar borrowings has decreased to approximately 4.26% per annum as at March 31, 2013. Accordingly, the fair value of the Primero 5-year Promissory Note has increased to $34 million, compared to a carrying amount of $33 million.

The fair value of financial assets and liabilities not already measured and recognized at fair value are measured using Level II inputs of the fair value hierarchy.

(d)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

GOLDCORP    |  27

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2013.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2013.

During the three months ended March 31, 2013, the Company generated operating cash flows of $294 million (2012 – $339 million). At March 31, 2013, Goldcorp held cash and cash equivalents of $1,463 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $2,230 million (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million) which the Company defines as current assets less current liabilities. The Company also held $551 million of deposits with terms greater than 90 days at March 31, 2013 (December 31, 2012 – $nil; January 1, 2012 – $272 million).

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year Notes with a coupon rate of 2.125% and $1.0 billion of 10-year Notes with a coupon rate of 3.70% (note 9). The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.

During the three months ended March 31, 2013, the Company’s Cerro Negro project in Argentina entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At March 31, 2013, Cerro Negro had drawn $131 million against the facility which has been recorded in other current liabilities.

On December 18, 2012, the Company entered into a 1-year $469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over $1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At March 31, 2013, the Company had drawn $45 million against the credit facility (December 31, 2012 – $45 million; January 1, 2012 – $nil) which has been recorded in other current liabilities.

Of the $1 million interest incurred on the draw down of the credit facilities for the three months ended March 31, 2013 (2012 – $nil), $1 million (2012 – $nil) has been capitalized as part of the costs of qualifying mining properties (note 6(b)).

At March 31, 2013, the Company had an undrawn $2.0 billion revolving credit facility available. The Company extended the $2 billion revolving credit facility to 2018.

At March 31, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $421 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).

In the opinion of management, the working capital at March 31, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At March 31, 2013, the Company’s capital and operating commitments over the next twelve months amounted to $780 million (December 31, 2012 – $755 million; January 1, 2012 – $768 million). The Company’s total planned capital expenditures for 2013 are $2.8 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo).

GOLDCORP    |  28

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2013.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).

During the three months ended March 31, 2013, the Company recognized a net foreign exchange gain of $2 million (2012 – $9 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $12 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2013, the Company recognized a net foreign exchange gain of $20 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2012 – $51 million). Based on the Company’s net exposures relating to taxes at March 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $144 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2013 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility and its cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three months ended March 31, 2013.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three months ended March 31, 2013.

GOLDCORP    |  29

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

12.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 2.7 million stock options to its employees and officers during the three months ended March 31, 2013, which vest over a period of 3 years, are exercisable at C$33.48 per option, expire in 2018, and had a total fair value of $20 million at the date of grant. The Company granted 1.5 million stock options during the three months ended March 31, 2012, which vest over a period of 3 years, are exercisable at C$48.72 per option, expire in 2017 and had a total fair value of $18 million at the date of grant.

The fair value of stock options granted during the three months ended March 31 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012

Expected life	3 years	3 years

Expected volatility	36.9%	37.6%

Expected dividend yield	1.8%	1.1%

Estimated forfeiture rate	9.3%	9.0%

Risk-free interest rate	1.2%	1.1%

Weighted average share price of options granted	$ 32.57	$ 48.80

Weighted average fair value per option	$ 8.15	$ 12.87

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

The following table summarizes the changes in outstanding stock options during the three months ended March 31, 2013 and 2012:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)

At January 1, 2013	16,345	$ 42.01

Granted	2,684	33.48

Exercised	(8)	21.16

Forfeited	(53)	46.93

At March 31, 2013	18,968	$ 40.80

At January 1, 2012	17,574	$ 41.49

Granted	1,536	48.72

Exercised	(181)	34.45

Forfeited	(94)	45.52

At March 31, 2012	18,835	$ 42.13

During the three months ended March 31, 2013, the weighted average share price at the date stock options were exercised was C$33.97 (2012 – C$47.15).

GOLDCORP    |  30

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

The following table summarizes information about the Company’s stock options outstanding at March 31, 2013:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$16.87 – $19.23	667	$18.48	1.7	667	$18.48	1.7
$24.40 – $25.71	629	25.64	4.2	629	25.64	4.2
$28.84 – $31.93	632	31.02	3.2	632	31.02	3.2
$33.48 – $35.66	4,774	34.41	3.3	2,055	35.60	1.2
$37.82 – $40.79	1,662	39.62	0.3	1,634	39.62	0.3
$44.50 – $46.76	4,332	44.53	2.1	2,767	44.52	2.1
$48.16 – $48.72	6,272	48.28	3.1	3,784	48.23	3.0
	18,968	$40.80	2.7	12,168	$40.40	2.1

(b)	Restricted share units (“RSUs”)

The Company issued 1.6 million RSUs during the three months ended March 31, 2013, which vest over 3 years and which have a total fair value of $49 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $33.60). There were 1.2 million RSUs issued during the three months ended March 31, 2012 which vest over 3 years and had a total fair value of $51 million at the date of issuance. At March 31, 2013, there were 2.5 million RSUs outstanding (December 31, 2012 – 1.4 million; January 1, 2012 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the three months ended March 31, 2013 and recorded as share-based compensation expense which is included in corporate administration in the Condensed Interim Consolidated Statements of Earnings with a corresponding credit to shareholders’ equity was $14 million (2012 – $24 million).

(d)	Performance share units (“PSUs”) compensation expense

During the three months ended March 31, 2013, the Company issued 294,897 PSUs with a total fair value of $7 million at the date of issuance. During the three months ended March 31, 2012, the Company issued 183,155 PSUs with a total fair value of $8 million at the date of issuance. The fair value of PSUs granted during the three months ended March 31 was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2013	2012

Expected life	3 years	3 years

Expected volatility	33.5%	37.2%

Expected dividend yield	1.8%	<1.0%

Estimated forfeiture rate	9.3%	9.0%

Risk-free interest rate	1.2%	1.1%

Weighted average share price	$34.33	$47.20

Total share-based compensation expense included in corporate administration in the Condensed Interim Consolidated Statements of Earnings relating to PSUs for the three months ended March 31, 2013 was $3 million (2012 – $4 million).

GOLDCORP    |  31

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

At March 31, 2013, the carrying amount of PSUs outstanding and included in current liabilities and other non-current liabilities was $10 million and $2 million, respectively (December 31, 2012 – $3 million and $5 million, respectively; January 1, 2012 – $nil and $7 million, respectively). At March 31, 2013, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2012 – $nil; January 1, 2012 – $nil).

(e)	Phantom restricted units (“PRUs”)

On January 22, 2013, the Board of Directors approved a Phantom Restricted Units Plan (“the Plan”). Under the Plan, participants will be granted a number of PRUs and will be entitled to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.

The Company issued 397,681 PRUs during the three months ended March 31, 2013, which vest over 3 years and which have a total fair value of $12 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $32.57). At March 31, 2013, the total carrying amount of PRUs outstanding and included in current liabilities and other non-current liabilities was $1 million (December 31, 2012 – $ nil; January 1, 2012 – $nil).

(f)	Employee share purchase plan

During the three months ended March 31, 2013, the Company recorded compensation expense of $1 million (2012 – $1 million) in corporate administration in the Condensed Interim Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan measured using the market price of the underlying shares at the dates of contribution.

(g)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

13.	PER SHARE INFORMATION

Net earnings per share for the three months ended March 31 were calculated based on the following:

	2013	2012

Basic net earnings	$309	$479

Effect of dilutive securities:

Conversion feature of Convertible Notes – change in fair value recognized in earnings	(33)	(52)

Diluted net earnings	$276	$427

Net earnings per share for the three months ended March 31 were calculated based on the following:

(in thousands)	2013	2012

Basic weighted average number of shares outstanding	811,668	810,046

Effect of dilutive securities:

Stock options	589	2,033

Restricted share units	2,494	1,726

Convertible Notes	18,235	17,975

Diluted weighted average number of shares outstanding	832,986	831,780

GOLDCORP    |  32

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

The weighted average number of stock options outstanding during the three months ended March 31, 2013 was 17.2 million (2012 – 17.8 million), of which 2.9 million was dilutive (2012 – 11.6 million) and included in the above tables. The effect of the remaining 14.3 million stock options (2012 – 6.2 million) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$34.88 (2012 – C$46.42).

Dividends declared:

During the three months ended March 31, 2013, the Company declared and paid to its shareholders dividends of $0.15 per share for total dividends of $122 million (2012 – $0.135 per share for total dividends of $109 million). For the period April 1, 2013 to May 2, 2013, the Company declared dividends payable of $0.05 per share for total dividends of approximately $41 million.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31	2013	2012

Change in operating working capital

Accounts receivable	$91	$(169)

Inventories and stockpiled ore	(59)	1

Accounts payable and accrued liabilities	(79)	39

Income taxes payable	8	36

Other	(6)	2

	$(45)	$(91)

Three months ended March 31	2013	2012

Operating activities include the following cash received (paid):

Interest received	$2	$1

Interest paid	(5)	-

Income taxes paid	(123)	(198)

Investing activities include the following cash received (paid):

Purchases of money market investments	(551)	(10)

Purchases of available-for-sale securities	(2)	(4)

Investing activities of discontinued operations include the following cash received:

Principal repayment on promissory note receivable from Primero	8	5

	At March 31 2013	At December 31 2012	At January 1 2012

Cash and cash equivalents are comprised of:

Cash	$291	$455	$151

Short-term money market investments	1,172	302	1,307

	$1,463	$757	$1,458

GOLDCORP    |  33

First Quarter Report – 2013

(In millions of United States dollars, except where noted – Unaudited)

15.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)

On February 27, 2013, President Medina of the Dominican Republic, in his first Independence Day speech to the National Assembly, announced that the government would submit to Congress a bill that would establish a tax on “unforeseen income” of mineral-exporting companies unless Pueblo Viejo Dominicana Corporation (“PVDC”) would promptly agree to the government’s demands to increase the benefits to the government under the SLA at the Pueblo Viejo mine.

Barrick Gold Corp (“Barrick”), the mine operator, while fully reserving its rights under the SLA, which cannot be unilaterally altered, has engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. This could potentially involve a renegotiation of the SLA and/or the imposition of other measures, for instance to provide for an increase in the payment of taxes in the earlier years of the mine life, and could have a significant negative effect on project economics and, in particular, the distribution of profits and cash flows of the mine. To date, the parties have been unable to reach agreement. The government has threatened to take unilateral action, such as introducing the “unforeseen income” tax announced by the President or blocking the export of minerals. Such actions would constitute a violation of the SLA, which provides for international arbitration of disputes under the Arbitration Rules of the International Chamber of Commerce. Any such actions taken by the government in an effort to extract greater revenues would negatively affect the profitability and cash flow of the mine. The potential operational impacts of any such action are difficult to predict at this time. Depending on the nature and extent of any unilateral actions that the government may take, the joint venture partners could, among other things, decide to curtail, or suspend production at the mine, or to pay the tax under protest, while pursuing their rights under international arbitration. The Company is also aware of various legal proceedings which, among other things, seek to challenge the constitutionality of the SLA.

On April 4, 2013, the main opposition party in the Dominican Republic introduced a bill in the Chamber of Deputies that would establish a windfall profit tax on PVDC. To the Company’s knowledge, no further action has been taken by the Chamber of Deputies with respect to this bill.

On March 13, 2013, customs authorities in the Dominican Republic prevented PVDC from exporting a shipment of gold and silver from the Pueblo Viejo mine. The shipment was subsequently released and shipped out of the Dominican Republic on March 18, 2013. In late March and early April 2013, PVDC was informed of certain additional requirements that will apply to shipments of gold and silver from the Pueblo Viejo mine. PVDC is complying with these new measures.

GOLDCORP    |  34

CORPORATE OFFICE	STOCK EXCHANGE LISTING
Park Place Suite 3400 – 666 Burrard Street Vancouver, BC V6C 2X8 Canada	Toronto Stock Exchange: G New York Stock Exchange: GG
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CIBC Mellon Trust Company
TORONTO OFFICE

(Canadian Stock Transfer Company Inc. acts as

Administrative Agent for CIBC Mellon Trust Company)

Suite 1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1 Canada

Toll free in Canada and the US:

     (800) 387-0825

Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5 Canada
Tel: (416) 865-0326	Outside of Canada and the US:
Fax: (416) 359-9787	(416) 682-3860
RENO OFFICE	inquiries@canstockta.com www.canstockta.com
Suite 310 – 5190 Neil Road
Reno, NV 89502 United States	AUDITORS
Tel: (775) 827-4600
Fax: (775) 827-5044	Deloitte LLP
Vancouver, BC

MEXICO OFFICE

Paseo de las Palmas 425 - 15

Lomas de Chapultepec

11000 Mexico, D.F.

Tel:      52 (55) 5201-9600

GUATEMALA OFFICE

5ta avenida 5 – 55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel:      502 2329 2600

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free:    (800) 567-6223

Email:         info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com.

The Company’s filings with the US Securities and

ARGENTINA OFFICE

Maipu 255, Piso 12

C1084ABE Capital Federal

Buenos Aires, Argentina

Tel:      54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703

Las Condes

Santiago 7580125, Chile

Tel:      562 898 9300

Exchange Commission can be accessed on EDGAR at www.sec.gov.

GOLDCORP    |  35